UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                              Solpower Corporation
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    833981103
                                 --------------
                                 (CUSIP Number)

                             Thomas J. Morgan, Esq.
                               Lewis and Roca, LLP
                              40 N. Central Avenue
                             Phoenix, Arizona 85003
                                 (602) 262-5712
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 2, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously field a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 833981103                                            Page 2 of 4 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James H. Hirst
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO, PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Canada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     3,105,100
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     None
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       3,105,100
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     None
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,105,100
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.08%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 833981103                                            Page 3 of 4 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

     (a)  common stock, $0.01 par value
     (b)  Solpower Corporation ("Solpower")
          307 East 22nd Street
          San Pedro, California  90731

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name: James H. Hirst
     (b)  Business Address: 307 East 22nd Street
          San Pedro, California  90731
     (c)  Occupation: President and Chief Executive Officer
          Employer: Solpower, 307 East 22nd Street
          San Pedro, California 90731
          Principal Business: Distribution of fuel additive and refrigerant
     (d)  Criminal Convictions in Last Five Years: None
     (e)  Civil Proceedings Regarding Securities Violation in Last Five Years:
          None
     (f)  Citizenship: Canada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Hirst acquired shares in three transactions.

     On February 2, 2003, Mr. Hirst was awarded 3,000,000 shares pursuant to a stock grant from Dominion Capital Pty Ltd. Mr. Hirst gifted 500,000 of these shares to his wife and 500,000 to his adult children. Mr. Hirst disclaims any beneficial interest in the shares held by his children and these shares are not included in this report. The shares gifted to Mr. Hirst's wife are included in this report.

     On December 24, 2004, Mr. Hirst's wife acquired 275,000 shares at $0.01 per share in a private transaction. The shares held by Mr. Hirst's wife are included in this report.

     On June 1, 2004, Mr. Hirst was granted options to purchase 200,000 shares at $0.15 per share. These options are vested and immediately exercisable and are included in this report.

     Prior to February 2, 2003, Mr. Hirst held 130,100 shares, including 130,000 shares granted under a deferred compensation arrangement and his wife held 500 shares.

     Mr. Hirst also holds options to purchase 500,000 shares at $1.00 per share. These options are not vested or exercisable and are not included in this report.

-------------------                                            -----------------
CUSIP NO. 833981103                                            Page 4 of 4 Pages
-------------------                                            -----------------

ITEM 4. PURPOSE OF TRANSACTION

     No transactions set forth in paragraphs (a) through (j) of Item 4 of Schedule D are currently contemplated. Mr. Hirst will continue to review his holdings and may consider certain types of transactions set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Hirst directly holds 3,105,100 shares or 6.08% of the total outstanding common shares of Solpower.
     (b)  (i)   Sole power to vote or to direct the vote:              3,105,100
          (ii)  Shared power to vote or direct the vote:                       0
          (iii) Sole power to dispose or to direct the disposition
                of the shares:                                         3,105,100
          (iv)  Shared power to dispose or to direct the disposition
                of the shares:                                                 0

     (c)  See Item 3 above.
     (d)  Not applicable.
     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 28, 2005                               /s/ James H. Hirst
------------------                           -----------------------------------
Date                                         James H. Hirst